SVB Financial Group

3003 Tasman Drive

Santa Clara, California 95054

March 16, 2021

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: David Lin

Re:	SVB Financial Group
Registration Statement on Form S-4 (File No. 333-253002)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SVB Financial Group hereby requests that the effective date of the above referenced Registration Statement on Form S-4, File No. 333-253002, as amended, be accelerated to 4:00 P.M. Eastern Time on Wednesday, March 17, 2021 or as soon thereafter as practicable.

*        *        *

Please contact H. Rodgin Cohen of Sullivan & Cromwell LLP at (212) 558-3534 or by email at cohenhr@sullcrom.com or Jared M. Fishman at (212) 558-1689 or by email at fishmanj@sullcrom.com with any questions you may have. In addition, please notify Mr. Cohen or Mr. Fishman when this request for acceleration has been granted.

Very truly yours, SVB Financial Group

By:	/s/ GREG W. BECKER
	Name:	Greg W. Becker
	Title:	President and Chief Executive Officer

cc:	Daniel F. Duchovny

(Securities and Exchange Commission)

H. Rodgin Cohen

Jared M. Fishman

(Sullivan & Cromwell LLP)